DGSE COMPANIES, INC.
11311 REEDER ROAD
DALLAS, TEXAS 75229

December 12, 2011

Mr. William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549-0450

RE: Commission Review Comments Dated November 10, 2011
DGSE Companies
File No. 1-11048

Dear Mr. Thompson:

We hereby offer our response to the Commission’s comments:

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Consolidated Statements of Operations, page F-2

1.	The loss on legal settlement will be reclassified to income from operations in the amended Form 10-K for fiscal year ended December 31, 2010 we intend to file.

2.	The components of the loss from discontinued operations for fiscal 2008 are as follows:

Live Auction Segment	$3,227,151
National Pawn	17,095
Superior Estate Buyers	45,415
PreTax Loss	3,289,661
Tax Effect	(1,118,485)
Net Loss	$2,171,176

We intend to correct a clerical error in the last sentence of paragraph three related to the 2008 pretax loss of the live auction segment in the amended Form 10-K for fiscal year ended December 31, 2010. The correct pretax loss was $3,227,151 not $2,379,151.

We also intend to disclose the 2008 pretax loss incurred by our National Pawn locations of $17,095 in the amended Form 10-K for fiscal year ended December 31, 2010.

The losses were allocated to their respective segments in Note 18 – Segment Information.  The Live Auction Segment was discontinued and noted as such in the disclosure.  However, the caption in the footnote should indicate Auction (Discontinued Operations) in order to clearly specify this only incorporates the Live Action Segment.  The National Pawn loss was included in the “Corporate and Other” segment (consistent with historical presentation) and the Superior Estate Buyers was included in the “Retail Jewelry” segment (consistent with historical presentation).

Note 13 – Settlement of Litigation, page F-16

3.	The gain recognized in connection with SIBL settlement was determined as follows:

Aggregate amount of outstanding debt, interest and other expenses	$9,200,000
Less: Value of 1,000 shares issued to settle obligations	(1,430)	A
Gain recorded on debt forgiveness	$9,198,570

      A – Based on price per share as of January 27, 2010 (Date of Debt Conversion Agreement)

There were not any unstated or stated rights or privileges related to the shares exchanged in      the settlement transaction.

4.	The Company has reviewed ASC 225-10-S99-4 and applied the guidance to the following capital transactions related to the SIBL settlement:

a.     DGSE’s assignment of its right to acquire the 3,000,000 shares of DGSE common stock from SIBL to NTR for $3,600,000 cash
b.     NTR’s grant of a 4 year proxy on the NTR acquired shares in exchange for Dr. Smith’s grant to NTR an option to acquire one 1,000,000 shares of the his personally owned stock

The Company concluded the purpose of the option had very little, if any, relationship to the settlement transaction between DGSE and SIBL.  The purpose of the option transaction between NTR and Dr. Smith was an exit/succession planning tool specifically for the benefit of Dr. Smith in order for him to receive a minimum of $6/share for his 1,000,000 shares.  He established the $6/share threshold to maintain control of the Company for his own personal benefit in order to increase his personal net worth.  NTR entered into the option agreement due to the control premium inherent in the ownership structure of DGSE as it was largely closely held by Dr. Smith at that time and due to the fact that DGSE’s publicly traded stock had limited float for NTR to acquire to gain control of DGSE.  By November 2011, NTR had exercised its option at $6/share and in conjunction with additional stock transactions with DGSE ultimately acquired control of DSGE.  Therefore, the Company determined the accounting in this transaction should not be reflected on the Company’s books as Dr. Smith, as the principal stockholder did not pay a cost (or effectively an offering cost) for the company, as his action involved an obligation completely unrelated to his position as a stockholder and such action clearly did not benefit the company.

Note 14 – Income Taxes, page F-17

5.
Upon the purchase of Superior Galleries, Inc. (“SIBL”) stock in 2007, the Company recorded a valuation allowance of approximately $4.4 million against the deferred tax asset related to the acquired SIBL NOL. This was due to the fact that, as of the acquisition date, the entire NOL was not going to be utilized due to the Section 382 limitation.  In 2010, this valuation allowance was reversed since the NOL was available under tax law to be used to offset the cancellation of debt income on the Stanford settlement.  The valuation allowance was reported on a ‘net’ basis in Note 14 as the Company believed it would never recognize the full benefit of the acquired SIBL NOL due to the Section 382 limitation.  In accordance with GAAP we will disclose the gross deferred tax asset related to the acquired SIBL NOL and the related valuation allowance.

Note 19 – Restatement of Quarters Ended June 30 and September 30, page F-31

6.
In response to why we did not file a current report under item 4.02 of Form 8-K to report the errors in our interim financial statements for the quarterly periods ended June 30, 2010 and September 30, 2010:

The company did not file a current report under item 4.02 of Form 8-K to report the errors because  it believed that the disclosure in our Form 10-K provided appropriate reporting requirements as the errors were discovered in such close proximity to when our Form 10-K was filed.

The effects of the error corrections were as follows:

For the six months ended June 30, 2010:

	Originally Reported	As Adjusted	Change

Inventory	$15,539,723	$15,428,283	(111,440)
Deferred income taxes	417,987	2,367,092	1,949,105
Accounts payable – trade	544,057	2,240,085	1,696,028
Customer deposits	1,014,441	2,978,676	1,964,235
Retained earnings	978,955	(843,643)	(1,822,598)

The effect of the adjustments on the balance sheet was a $3,771,703 charge to the income statement under operating income and broken out as a separate line item titled “Inventory impairment.” This was for the three and six months ended June 30, 2011.

For the nine months ended September 30, 2010:

	Originally Reported	As Adjusted	Change

Inventory	$16,027,897	$14,582,525	(1,445,372)
Deferred income taxes	417,987	2,367,091	1,949,104
Accounts payable – trade	714,176	1,335,208	631,032
Accrued expenses	347,664	847,664	500,000
Customer deposits	1,187,580	2,392,879	1,205,299
Retained earnings	1,117,720	(704,879)	(1,822,599)

The effect of the adjustments on the balance sheet was a $3,771,703 charge to the income statement under operating income and broken out as a separate line item titled “Inventory impairment.”  This was for the nine months ended September 30, 2011.

The portion of the adjustments related to each fiscal quarter was determined by recreating the sub ledger activity related to the accounts that contained the errors.  Once the balances were corrected we rolled forward the activity associated with the adjusted accounts into the appropriate reporting periods.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 1. Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page 4

7.
In the case of the 125,000 shares of common stock issued to NTR Metal, LLC to settle the approximately $511,000 of outstanding trade payables, we assessed the fair value of the common stock issued as well as the fair value of the consideration received.  Based on our assessment, we determined the value of the consideration received (i.e. the forgiveness of the $511,000 of trade payables) to be a more reliable measure than the fair value of the equity instruments issued. We gained comfort in our assessment by evaluating the difference between the value of the common shares issued of $750,000 (based on the $6 trading price) and the $511,000 of trade payable settled a difference of $239,000 or approximately 30%. We believe this to be a materially reasonable discount as the shares are restricted and the Company’s common stock is thinly traded.  As a result of our assessment no gain or loss was recorded.

In the case of the 42,857 shares of common stock issued to settle the Company’s convertible debt agreements, upon conversion, the carrying amount of the debt, including the unamortized discount, was credited to capital to reflect the stock issued and no gain or loss was recognized.

Item 4.  Controls and Procedures, page 17

8.	The item was copied from the prior quarter document and was not updated properly. The item should have read and will be amended as follows:

Evaluation of disclosure controls and procedures.  Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2011, these disclosure controls and procedures were effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Exhibit 32.2

9.
In response to your request to revise the quarterly period for which the certification relates to: The certification will be revised in our amended filing to reflect the appropriate period for which it relates to.

Definitive proxy Statement on Schedule 14A

Compensation of Directors and Executive Officers, page 15

Executive Compensation, page 15

Employment Agreements, page 16

10.	In response to the request to describe the material terms of the Benson employment agreement, there has not been an agreement in place with Mr. Benson since his previous agreement expired in 2009.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

11.	In response to your request to describe in more detail the transactions between us and NTR Metals we will add the following disclosure:

Our transactions with NTR occur as they always have in the normal course of business.  When we have a need to sell excess bullion that has been acquired from other customers of ours, we contact NTR’s trading department to obtain a price at which they are willing to pay for the bullion.  Additionally, if we have the need to fill a customer’s order for bullion, we will contact NTR to order the bullion to supply to our customers.  None of the transactions between us and NTR are pursuant to any agreement and never have been.  All transactions we have entered into with NTR have been handled the same both before and after NTR Metals became a greater than five percent shareholder in the Company.

The Company acknowledges that:

A.	the Company is responsible for the adequacy of the disclosure in the filings;

B.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

C.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

DGSE Companies, Inc.

By: s/William H. Oyster

Chief Executive Officer